2023 REPORT

# AptDeco (YC W14)

## Dear investors,

Dear investors - 2023 was quite a year! We've achieved solid growth despite a challenging macro economic climate. That said we see a lot of opportunity in 2024 and beyond to grow our core business, national business and B2B offerings to support the fast growing resale market. We've brought on more retail partners and we have a healthy pipeline of new retailers we expect to sign over the coming years. We're excited about the next few years

**We need your help!**

We'll love your support by spreading the word about AptDeco - sharing your experience with your family, friends and colleagues is the most valuable thing you can do to support us. In addition, we are always looking for introductions to furniture retailers, interior designers and real estate brokers.

Sincerely,

*Reham Fagiri*
Co-Founder & CEO

*Kalam Dennis*
Cofounder

## How did we do this year?

REPORT CARD

**A-**

| 😊 The Good | ☹ The Bad |
| --- | --- |
| We grew our revenue ~45% YOY despite a challenging macroeconomic climate | We operated in an extremely volatile market with the furniture industry experiencing slowness for the past 2 years |
| Our national business grew fast and surpassed 20% of total sales | The tough macroeconomics climate impacted our ability to adequately plan for faster growth and instead focused on our bottomline. |
| The B2B business grew ~2X YOY | While we improved our unit economics we see a lot more opportunity to further improve our contribution margin. |

## 2023 At a Glance

**January 1 to December 31**

**$6,542,793** +46%
Revenue

**-$3,586,390**
Net Loss

**$2,592,031** +119%
Short Term Debt

**$1,351,868**
Raised in 2023

**$606,406**
Cash on Hand
As of 04/30/24

**INCOME** BALANCE NARRATIVE



Revenues
Profit
US$4,470,846
-US$5,005,911
US$6,542,793
-US$3,586,390
2022
2023

Net Margin: -55% Gross Margin: 49% Return on Assets: -143% Earnings per Share: -$0.16 Revenue per Employee: $136,308

Cash to Assets: 2% Revenue to Receivables: – Debt Ratio: 593%

APTDECO__INC.-_Review__21__20__2_.pdf

AptDeco_Inc._2023-22_Reviewed_Financials_v2__1_.pdf

## We ❤ Our 541 Investors

### Thank You For Believing In Us

Cerra Buckholz
Cesar Lugo
Wardell Carter
Mervin Mohamed
Cassidy Sanchez
D G
Kelly Bruce
Kathryn Alessi
Jody Mosley
Ilana Weinstein
Sheila Doyle
Jordan Short
Sam Asfahani
Kristine Lishchynsky
S S
Toby Hanyok
Cara Goldenberg
Anisa Romero
Roxy Fata
Marisa Randles
Frank Harrington
Sarah White
Alexandre José Gattaz
Charlie Kunze
Kathleen Jones
Brooke Kao
Rachel Jurgielewicz
Azza Elsheikh
Lauren Sweeney
Jessica Lee
James Chou
Joshua Brook
Cara Goldenberg
Derek Mccabe
Jacob Pitts
James McNamara
Beauchamp Fontaine Hansen
Cathy Volker
Janet Smalley
Kai Hsing
Brook Coppola
Ettienne Shuda
Bernard Gingras
Clinton Branner
Gael Duchemin
Jacqueline Ho
Diane Beckford
Samantha Ross
Miriam Laugesen
Clayton Lamar
Cara Lockrem
Von Bynum
K Hatfield
Kofi Smith
Tara Mitchner
Laura Montgomery
Camira Powell
Thorsten Schweer
Natasha Fahey
Alex Khaw
Robert Marti
Nikki Miller
Po Hsiao
Joseph Croom
Henrietta Yanni
Chétina Muteba
Ksenija McCormick
Kate Gallagher
Bernice Gordon
Gabrielle Davenport
Robert Penn
Veronica Pike
Julia Olson
Karin Goldmark

Michelle Galligan
Margi Raupp
Libby Levin
Janet Zinn
Elizabeth A Kaplan
Debbi Kramer
Susan Podbielski
Heidi Drassinower
Dan Feder
Meredith Vandegrift
Austin Allan
Gillian Sarofim
Megan McDonough
Sarah Twarog
Lisa Qiao MacDonald
Susan Kilkenny
William DeWitt
Andy Paulson
Sarah Meslink
Johny's CLIP
Jeanette Bailey
Dana Dowe
Michael Baum
T McKinley
Keyarrah Bell-Flynn
Aminah McCree
Sheneka Semple
Jennifer Gergen
Adam Betts
Eva Wu
Giles Walger
Inés Ellis-Guardiola
Sean Mooney
Giorgi Ben-Meir
Nic Bertino
Stephanie Huang
Alissa Marrapodi
Rachel Rasmussen
Christopher Paolucci
Ken Llamas
Mary Chiu
Jordan Calhoun
James R Pierce
Michael C. Alfano
Matt Delisle
Kevin Cheung
Megan De Tomaso
D Anne Stewart
Adam Edwards
Dr. Janet Brill
Abigail Jones
Olivier Dietrich
Hendrik Von Schlieben
Suho Lee
Uplift Forever
Chuxi Zhang
David Osband
Terri Williams
Devra Hasson
Edward Kulzer
Stephen West
Jodi Zachary
Jeffrey Asher
Jon Yasgur
Aditya Purandare
Inna Keith
Patrick Cassels
Jane Moritz
Sergii Mishchaniuk
Shannon D. McMillon
Alexander Agiovlasitis
Joelle Lama
Jessica Kavoulakis
Karina Murcia Mamoun

Simmi Degnemark
Hatem Rowaihy
Arjun Saravanan
Randy R Osborn
Zachary Ehrlich
Michael Peters
Visola Wurzer
Claudia Murdoch
Emily Code
Nick Ercolano
Susan Wigodner
Marcella Maki
Danielle Wish
Freedom Bremner
Yew Song Cheng
Byron Risdon
Laura Waldman
Camille King
J Ram
Kira Hall
Jonathan Lo
Allia DeAngelis
Marilynn H
Chekesha Kidd
Michelle Parr Hawi
Angella Choi
Paige Sierocki
Ayako Mikami
Erin Eastern
K.C. Jones
Felix Vayssieres
Kerry Sullivan
Rachael Foggo
Lindsey Holder
Emily Bailey
Antonella Farruggia
Danielle Luzzi
Mikhail Herrera
Yi Ling Tiffany WOO
Reid Feldman
Eldar Iskandarov
Jocelyn Baun
Kirk Dungca
Will Carpenter
Michelle Patton
Monica Barraza
Kimberly Nguyen
Devonne Douglas
Nadya Shah
Katrina Kovalik
Diane V Lindsay
Christopher Starling
Richard Armstrong
Rakesh Sharma
Morgan Perras
Sara Amanda Humell
Linsy Wade
Deidre Reed
James Zimmerman
Chang Liu
Craig Pickard
Tara Fothergill
Anne Bakken
Janine Van Nickerk
Kemuel Gilbert
Angela Chnaoko
Joan Patterson
Kristin Miller
Michelle Query
Adam Wooley
Julian D Jonker
Lisa Szarkowski
Jennifer Stamm
Steven Agiovlasitis

Kimberly Jenkins
Kapeesh Bhaghavathula
Ralph H Armstrong
Steve Brady
Barbara Burns Wright
Matthew Bonitati
Jay Egger
Allie Andrews
Meriam Meghirbi
Mike Provenzano
Kate Stack
Michael Trudeau
Norine Schmidt
Danielle Kaufman
Bethany Fustos
Drew Epstein
Zoe Goldstein
Roderick Herron
McKayla Hogan
Chandler Meador
Leslie Raucher
Kelvin Cox
John McCullough
Charles Sander
Christina Victori
Michelle Senior
Ashley Ellis
Stephen Hill
A. L.
Raleigh Peters
Samrat Dholakia
Dalton Valerio
Susan McGregor
Donna Kaminski
Sheila Littlefield
Loren Kleinman
William Ballester
Carlee Simon
Carolyn Schumacher
Wendy Krabbe
Wendy Schindler
Robert A Roblin
Erica Lyn Cadolino
Yamin Lau
Sylvia Heredia
Renata Christen
Ann S
Angela Knox
Ayanna Dunmore
Karen Monroe Pelaez
Mishell B. Kneeland
Candice C.
Detria L Davu
Acadia Cutschall
Kiranmayi Komati
Judson Traphagen
Ian Anderson
William H Coram Jr
Liz Tomazic
Sandy Busken
Phillip Mogavero
Jeffrey W Croomd
Sandra Goldmark
Diane Alianiello
Eileen McDonough
Daniel Yoffee
Jane Rennert
Carlyn Kelly
Ben Lyons
James Feldman
Stephanie Shui
Michelle Dionne
Yomira C Duran
David Goldsheft

Sumith Jain
Olive Lopez
Derek Edward SLATE
Katrina Jeffries
Susan Greeley
Pasha Javaheri Saatchi
Paul Magyar
Ava Joseph
Cyrus Kasaaian
Reid Pierce
Katherine Chang
Justine Carlon
Krystal Garvin
Jason Coscia
Charlotte Honorst
Glen Saltos
Joey Breese
Gary Chance
G Houston
Albert Jose
Margaret Rutherfurd
Carl Warren Trebesh
Alexandra Powell
Cherae Robinson
Kelly O'Shaughnessy
Crystal Trinh
Malika M
Lyndsay Goldman
Tc B
Jennifer Gootman
Katherine De Giorgio-Miller
Duncan Pickard
Matthew Cummings
Olesia Martinez
Anabel Perez
Matthew Vaccaro
Jovan Mayfield
Luis Tollinche
Damien Nunes
Viju Thiruvan
Nora Wolf
Miller Pierce
Lauren DeMille
Eileen Olivieri
P Vincent
Niesha Westmoreland
Kathryn Citino
Todd Williams
Karen Oberthaler
Alexandra Bastien
Alvaro Jose Organista Serrano
Angelica Velazquez
Erica Bown
Michael Gerlach
Christine Elise Colter
Justin Sise
Ricardo Rodriguez
Chris Ann Paternostro
Susan Chan
Sarah Paige McGreevy
Victoria Myers
Caroline Phan
Hareesha KoratikereRameshappa
Elizabeth Diaz
Kathleen Coy
Autumn Carter
K.J. Etienne
Chijioke Okafor
Megan Murphy
Atilla Korkut
Jona LITTLE
Karen Moore
Raph Camp
Jake Boggs

Amanda L Brown
Yanjie Wang
Abbas Chothia
Maria Goris
Ayan B
Jerry Chang
Allie Malinovskis
John Juan Lin
Brian Schoenfeld
Joel Parrish
Megan Dervin
Mark Lattanzio
Caitlin Doonan
Megan Bowles
Emily Jeffries
Ciaran Doyle
Vivian Riffelmacher Abuelo
Alex Ross
Zoe Ehrlich
Samuel Zweighaft
Candace Peterson
Tony Hernandez-Ferman
Mike Moe
Peter Janki
Nedric J Hatcher
Victoria Cox
Kevin Clough
Lindsey Stortz
Amelia Margaret
Alexander Donnelly
Kimberly Johnson
Ken Gittler
Jerry Goldbaum
Michelle Romeo
Rachel Woursell
Brooke Hespeler
Regina Cummings
Arthur Prat-Carrabin
Caryl Nash
Teresa Cooper
Ben Anderman
Sanford Dubner
Amber Kirsch
Lauren Cunningham
Joseph Langhorn
Richard Meltzer
Margaret Inga Urias
Manan Shah
Nicole Wolf
Simon Sharp
Reed MacNaughton
Daryush Vasefi
John Williams
Tim Hoffman
Evan Cater
Scott Bradley
Ndidi Asiodu-Hamann
Kayli Szczepankiewicz
Matthew Drennan
Haldan Blecher
Samantha Dolce
Branna Calloway
Channa Comer
Debbiann DeSimone
Rachel Infante Finkelstein
Yousr Ismail
Robert Stockdale
Andrea Antoni
S. S.
Teresa Maloney
Cynthia Charles
Oj Associates, LLC
Gina Callaghan
David Decepida

# Thank You!

**From the AptDeco (YC W14) Team**



**Reham Fagiri**

Co-Founder & CEO

Product visionary. YC'14 alum. Ex-Goldman Sachs. Managed tech products generating billions in revenue for the firm. Built & launched software for 30K+ users ...



**Kalam Dennis**

Co-Founder & CRO

Growth whiz. Former L'Oreal VP. Launched brands like Colossal & Falsies at Walgreens & Target to drive $400M+ in sales. Scaled classics like Maybelline Great Lash...



**Ben Gomilla**

Director of Operations

Operations pro. Ex-Amazon. Launched & led the largest U.S. Amazon Fresh Fulfillment Center, managing 1000+...



**Brad Pease**

Director of Engineering

Engineering expert. Built financial research platform for hedge fund clients managing $5B+ AUM. Achieved above...



**Jamie Hoyt-Vitale**

Product

Brand guru. Former creative for Rent the Runway (RTR) and StreetEasy (Zillow). Developed RTR partnerships with L'Oréal,...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Kalam Dennis | CRO @ AptDeco | 2013 |
| Reham Fagiri | CEO @ AptDeco | 2014 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Kalam Dennis | CRO | 2013 |
| Reham Fagiri | CEO | 2014 |

## Voting Power

No one has over 20% voting power.

## Past Equity Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 08/2016 | $655,000 | Safe | Regulation D, Rule 506(b) |
| 10/2017 | $3,434,261 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2019 | $3,525,551 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2020 | $214,000 | | Other |
| 06/2020 | $3,758,500 | | Regulation D, Rule 506(b) |
| 12/2021 | $2,500,000 | | Regulation D, Rule 506(b) |
| 03/2022 | $2,500,000 | | Regulation D, Rule 506(b) |
| 12/2022 | $250,000 | | Section 4(a)(2) |
| 03/2023 | $400,000 | | Regulation D, Rule 506(b) |
| 05/2023 | $401,868 | | 4(a)(6) |
| 07/2023 | $250,000 | | Section 4(a)(2) |
| 11/2023 | $200,000 | | Section 4(a)(2) |
| 11/2023 | $100,000 | | Section 4(a)(2) |
| 01/2024 | $700,000 | | Regulation D, Rule 506(b) |
| 02/2024 | $1,400,000 | | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

## Convertible Note Outstanding

| Issued | Amount | Interest | Discount | Valuation Cap | Maturity |
|---|---|---|---|---|---|
| 06/12/2020 | $3,758,500 | 6.0% | 25.0% | $22,000,000 | 12/31/2024 |
| 12/14/2021 | $2,500,000 | 4.0% | 20.0% | $40,000,000 | 12/30/2024 |
| 03/15/2022 | $2,500,000 | 4.0% | 20.0% | $40,000,000 | 12/31/2024 |
| 03/01/2023 | $400,000 | 4.0% | 20.0% | $40,000,000 | 12/31/2024 |
| 01/10/2024 | $700,000 | 4.0% | 20.0% | $40,000,000 | 12/31/2024 |

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| PPP | 04/24/2020 | $214,000 | $0 | 1.0% | | |
| Stripe | 12/28/2022 | $250,000 | $0 | 8.0% | 12/28/2023 | |
| Stripe | 07/01/2023 | $250,000 | $0 | 8.0% | 12/31/2024 | |
| OnDeck | 11/01/2023 | $200,000 | $0 | 21.0% | 11/30/2024 | |
| Kalam Dennis | 11/30/2023 | $100,000 | $0 | 0.0% | | |
| Prospeq LP | 02/19/2024 | $1,400,000 | $1,400,000 | 14.0% | 02/01/2027 | Yes |

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Common Stock | 24,914,900 | 10,455,422 | Yes |
| Series A Preferred Stock | 12,031,465 | 11,929,475 | Yes |

Warrants: 0
Options: 2

### Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Shipping risks: The platform provides shipping services for the products sold on its platform. Any disruption in the shipping infrastructure, such as delays or damages during transit, could impact the platform's ability to fulfill orders on time and could result in customer dissatisfaction.

Liability risks: The platform may face liability claims related to the products sold on its platform or related to the shipping services it provides. These claims may result in legal costs, settlements, and reputational damage.

Quality risks: The quality of the used products sold on the platform may vary widely. If customers receive products that do not match the description or are in poor condition, the platform's reputation and customer satisfaction may suffer.

Dependence on individuals and businesses listing furniture on the platform: The platform's success depends on the need for people to sell furniture. The company has no control over the availability and quality of the products listed on its platform. The platform may suffer if there are not enough people or businesses that need to sell furniture.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

### Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

### Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $40,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's

stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

### Company

AptDeco, Inc.

Delaware Corporation
Organized February 2013
48 employees
300 W 57 St
33rd Floor
New York NY 10019 https://www.aptdeco.com/

### Business Description

Refer to the AptDeco (YC W14) profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

AptDeco (YC W14) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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